[Skadden, Arps, Slate, Meagher & Flom, LLP Letterhead]

June 26, 2009

VIA EDGAR AND BY HAND

Michael McTiernan, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mailstop 4561

Washington, D.C. 20549

Re:	American Capital Agency Corp.

Registration Statement on Form S-3 (No. 333-159650)

Dear Mr. McTiernan:

On behalf of our client, American Capital Agency Corp. (the “Company”), enclosed is a copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof. We also submit herewith three courtesy copies of the Amendment, which copies are marked to show the Company’s revisions to the initial filing of the Registration Statement on June 1, 2009.

The changes reflected in the Amendment include those made in response to the comment (the “Comment”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 23, 2009 (the “Comment Letter”).

Set forth below in this letter is the Company’s response to the Comment in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter the Comment in the Comment Letter. Capitalized terms used but not defined herein have the meanings set forth in the Amendment. All references to page numbers and captions correspond to the page numbers and captions in the Amendment.

Incorporation of Certain Documents by Reference, page 30

1.	We note that you have incorporated by reference your Annual Report on Form 10-K for the fiscal period from May 20, 2008 through December 31, 2008, as filed with the Commission on February 17, 2009. We refer you to Item 9A of your Form 10-K which fails to include management’s conclusions as to the effectiveness of your disclosure controls and procedures. Please revise your Item 9A disclosure in accordance with Item 307 of Regulation S-K and Rule 13a-15(e) of the Exchange Act.

Michael McTiernan, Esq.

June 26, 2009

The Company has revised its Item 9A(T) disclosure in accordance with Item 307 of Regulation S-K and Rule 13a-15(e) of the Exchange Act in the Company’s amended Annual Report on Form 10-K/A filed with the Commission on June 26, 2009 (the “Amended Annual Report”). In addition, the Company has updated the list of documents incorporated by reference on page 30 of the Amendment under the caption “Incorporation of Certain Documents By Reference” to include the Amended Annual Report.

* * * * *

We hope this letter addresses the Staff’s Comment. Please telephone the undersigned at (212) 735-3574 if you have any questions or need any additional information.

Very truly yours,

/s/ David J. Goldschmidt
David J. Goldschmidt

cc:	American Capital Agency Corp.
Samuel A. Flax

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